EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-27973 of Weider Nutrition International, Inc. on Form S-8 of our report dated July 9, 1998, appearing in this Annual Report on Form 10-K of Weider Nutrition International, Inc. for the year ended May 31, 1998.

Our audit of the financial statements referred to in our aforementioned report also included the financial statement schedule of Weider Nutrition International, Inc., listed in Item 14. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Salt Lake City, Utah
August 27, 1998